UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

532403201

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Julian J. Seiguer

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

(713) 836-3600

December 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 532403201	Page 2 of 23

(1)	Name of reporting person The Värde Fund XI (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 19,799,271
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 9,815,271
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 19,799,271
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 17.4%*
(14)	Type of reporting person (see instructions): PN

*

The ownership percentage has been calculated based on an aggregate total of 71,965,412 shares of Common Stock (as defined below) issued and outstanding as of November 30, 2018, plus (i) the 24,000,000 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Series E Preferred Stock as of the date hereof and (ii) the 17,641,638 shares of Common Stock, rounded up to the nearest share, issued pursuant to the Transaction Agreement (as defined below), excluding 24,000,000 shares of Common Stock, with regards to which the Reporting Persons may be entitled to shared voting power in connection with the Series E Preferred Stock.

CUSIP No. 532403201	Page 3 of 23

(1)	Name of reporting person The Värde Fund XI G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 19,799,271
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 9,815,271
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 19,799,271
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 17.4%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 4 of 23

(1)	Name of reporting person The Värde Fund XII (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 14,087,943
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,983,943
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 14,087,943
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 12.4%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 5 of 23

(1)	Name of reporting person The Värde Fund XII G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 14,087,943
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,983,943
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 14,087,943
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 12.4%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 6 of 23

(1)	Name of reporting person The Värde Fund XII UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 14,087,943
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,983,943
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 14,087,943
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 12.4%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 7 of 23

(1)	Name of reporting person The Värde Skyway Mini-Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,020,515
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,488,865
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 5,020,515
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 4.4%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 8 of 23

(1)	Name of reporting person The Värde Skyway Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,166,757
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 578,407
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,166,757
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.0%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 9 of 23

(1)	Name of reporting person The Värde Skyway Fund G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 6,187,272
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,067,272
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 6,187,272
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 5.4%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 10 of 23

(1)	Name of reporting person Värde Investment Partners (Offshore) Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,855,664
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,415,664
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 2,855,664
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 2.5%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 11 of 23

(1)	Name of reporting person The Värde Fund VI-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,427,832
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 707,832
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,427,832
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.1%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 12 of 23

(1)	Name of reporting person Värde Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,236,419
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,604,419
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 3,236,419
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 2.8%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 13 of 23

(1)	Name of reporting person Värde Investment Partners G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 7,519,915
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,727,915
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 7,519,915
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.6%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 14 of 23

(1)	Name of reporting person Värde Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 47,594,401
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 23,594,401
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 47,594,401
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 41.9%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 15 of 23

(1)	Name of reporting person Värde Partners, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 47,594,401
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 23,594,401
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 47,594,401
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 41.9%*
(14)	Type of reporting person (see instructions): CO

CUSIP No. 532403201	Page 16 of 23

(1)	Name of reporting person George G. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 47,594,401
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 23,594,401

(11)	Aggregate amount beneficially owned by each reporting person: 47,594,401
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 41.9%*
(14)	Type of reporting person (see instructions): IN

CUSIP No. 532403201	Page 17 of 23

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”), par value $0.0001 per share, of Lilis Energy, Inc., a Nevada corporation (the “Issuer”). The Issuer has its principal executive offices at 201 Main Street, Suite 700, Fort Worth, TX 76102.

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 8, 2017, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on July 14, 2017, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 12, 2017, as amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 17, 2017, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 8, 2018, as amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons on February 2, 2018, as amended by Amendment No. 6 to Schedule 13D filed by the Reporting Persons on October 16, 2018, as amended by Amendment No. 7 to Schedule 13D filed by the Reporting Persons on December 28, 2018, and as amended by Amendment No. 8 to Schedule 13D filed by the Reporting Persons on March 29, 2019 (as so amended through this Amendment No. 9, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 9 shall have the meanings ascribed to them in the Schedule 13D. The filing of this Amendment No. 9 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 9 is required under Rule 13d-2 of the Securities Exchange Act.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

No change.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

The Reporting Persons are considering plans and proposals with respect to their investments in the Issuer that could result in certain of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. However, none of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as disclosed in this Schedule 13D.

Consistent with their investment intent and ongoing evaluation of their investment in the Issuer and alternatives to such investment, including a potential consolidation, acquisition or sale of assets or Common Stock, take-private, or changes to the Issuer’s capital structure, the Reporting Persons may, as deemed appropriate in light of existing circumstances, engage in communications with, without limitation, one or more equity holders of the Issuer, potential financing sources or potential financing partners, one or more officers of the Issuer and/or one or more members of the Issuer’s board of directors regarding such matters, subject to the Reporting Persons’ obligations under Section 5.7 of the Transaction Agreement (the “Transaction Agreement”), dated as of March 5, 2019 by and among the Company and certain of the Reporting Persons attached hereto as Exhibit A and incorporated by reference herein. During the course of such communications, a Reporting Person may advocate for or oppose one or more courses of action through its representation on the Issuer’s Board. In connection with the Reporting Persons’ potential entry into discussions regarding a potential transaction, the Issuer and Reporting Persons entered into a Waiver Agreement, dated December 10, 2019, pursuant to which the Issuer waived the standstill provision in Section 5.7 of the Transaction Agreement that, among other things, limited the Reporting Persons from acquiring additional securities of the issuer and prohibited certain actions by the Reporting Persons with respect to seeking to influence the Issuer and/or one or more members of the Issuer’s board of directors, subject to certain exceptions.

CUSIP No. 532403201	Page 18 of 23

Item 5. Interest in Securities of the Issuer

No change.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

No change.

CUSIP No. 532403201	Page 19 of 23

Item 7. Material to Be Filed as Exhibits

Exhibit A	Transaction Agreement, dated as of March 5, 2019, by and among Lilis Energy, Inc. and the Värde Parties (incorporated by reference from Exhibit 10.42 to the Issuer’s Annual Report on Form 10-K filed March 7, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 10, 2019

THE VÄRDE FUND XI (Master), L.P.
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XI G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.
By:	The Värde Fund XII G.P., L.P., Its General Partner
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MINI-MASTER FUND, L.P.
By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND, L.P.
By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks
Name:	George G. Hicks